UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
AMENDMENT NO. 2
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

NEW FRONTIER HEALTH CORPORATION
(Name of the Issuer)

New Frontier Health Corporation
Unicorn II Holdings Limited
Unicorn II Parent Limited
Unicorn II Merger Sub Limited
New Frontier Public Holding Ltd.
New Frontier Capital II Limited
New Frontier Group International Limited
NF Founder Limited
Strategic Healthcare Holding Ltd.
HMJ Holdings Limited
HMJ Holdings II Limited
HMJ Holdings III Limited
Unicorn Holding Partners LP
Unicorn Holding Partners II LP
Unicorn Holding Partners III LP
Unicorn Holding Partners IV LP
New Frontier Investment Management Limited
New Frontier Investment Management II Limited
New Frontier Investment Management III Limited
New Frontier Investment Management IV Limited
Kam Chung Leung
Carl Wu
Ying Zeng
Carnival Investments Limited
Max Rising International Limited
Vivo Capital Fund IX (Cayman), L.P.
Vivo Capital IX (Cayman), LLC
Calcite Gem Investments Group Ltd
Warburg Pincus (Callisto) Global Growth (Cayman), L.P.
Warburg Pincus (Europa) Global Growth (Cayman), L.P.
Warburg Pincus Global Growth-B (Cayman), L.P.
Warburg Pincus Global Growth-E (Cayman), L.P.
Warburg Pincus Global Growth Partners (Cayman), L.P.
WP Global Growth Partners (Cayman), L.P.
Warburg Pincus China-Southeast Asia II (Cayman), L.P.
Warburg Pincus China-Southeast Asia II-E (Cayman), L.P.
WP China-Southeast Asia II Partners (Cayman), L.P.
Warburg Pincus China-Southeast Asia II Partners, L.P.
WSCP VIII EMP Onshore Investments, L.P.
WSCP VIII EMP Offshore Investments, L.P.
West Street Capital Partners VIII, L.P.
West Street Capital Partners VIII — Parallel, L.P.
WSCP VIII Offshore Investments, SLP
Goldman Sachs Asia Strategic II Pte. Ltd.
West Street Private Markets 2021, L.P.
Fosun Industrial Co., Limited
Shanghai Fosun Pharmaceutical (Group) Co., Ltd.
Advance Data Services Limited
Ma Huateng
Aspex Master Fund
AMF-7 Holdings Limited
Aspex Management (HK) Limited
Ho Kei Li
Roberta Lipson
Benjamin Lipson Plafker Trust
Daniel Lipson Plafker Trust
Jonathan Lipson Plafker Trust
Ariel Benjamin Lee Trust
Lipson 2021 GRAT
Yi Fang Da Sirius Inv. Limited
Zhong Yang Securities Limited
E Fund Management (Hong Kong) Co., Limited
Gaorong Partners Fund V, L.P.

Gaorong Partners Fund V-A, L.P.
Gaorong Partners V Ltd.
Smart Scene Investment Limited
Rosy Step Holdings Limited
Hysan Development Company Limited
LY Holding Co., Limited
NF SPAC Holding Limited
Sun Hing Associates Limited
Nan Fung Group Holdings Limited
Pioneer Link Investments Limited
Nan Fung Life Sciences Holdings Limited
NF Investment Holdings Limited
NewQuest Asia Fund IV (Singapore) Pte. Ltd.
Pleiad Asia Master Fund
Pleiad Asia Equity Master Fund
Pleiad Investment Advisors Limited
PSSF Unicorn II Ltd
PSSF Unicorn I Ltd
Proprium Real Estate Special Situations Fund, LP
Proprium Real Estate Special Situations Fund GP, LP
Proprium Real Estate Special Situations Fund GP, Ltd
Proprium Capital Partners, L.P.
Brave Peak Limited
Cherish Navigation Limited
Shimao Group Holdings Limited
Smart Will Investments Limited
MY Asian Opportunities Master Fund, L.P.
MY.Alpha Management HK Advisors Limited
Masahiko Yamaguchi
Yunqi China Special Investment A
Yunqi Capital Limited
HS Group Master Fund II Ltd.
Yunqi Capital Cayman Limited
HS Group (Hong Kong) Limited
Star Advantage Global Limited
Han Min
Golden Majestic Investments Limited
Luo Xiaohong
Apex Strategic Ventures Limited
Shi Yufeng
Junson Development International Limited
Silverland Assets Limited
The Cai Family Trust
Kui Cai
(Names of Persons Filing Statement)
Ordinary Shares, par value US$0.0001 per share
(Title of Class of Securities)
G6461G106
(CUSIP Number)
New Frontier Health Corporation 10 Jiuxianqiao Road, Hengtong Business Park B7 Building, 1/F Chaoyang District, 100015, Beijing, China Tel: +86 10 5927 7000
Unicorn II Holdings Limited
Unicorn II Parent Limited
Unicorn II Merger Sub Limited
New Frontier Public Holding Ltd.
New Frontier Capital II Limited
New Frontier Group International Limited
NF Founder Limited
Strategic Healthcare Holding Ltd.
HMJ Holdings Limited
HMJ Holdings II Limited
HMJ Holdings III Limited
Unicorn Holding Partners LP
Unicorn Holding Partners II LP
Unicorn Holding Partners III LP
Unicorn Holding Partners IV LP
New Frontier Investment Management Limited
New Frontier Investment Management II Limited
New Frontier Investment Management III Limited
New Frontier Investment Management IV Limited
Kam Chung Leung
Carl Wu
Ying Zeng
Carnival Investments Limited
Max Rising International Limited
Unit 3004, Garden Square,
No. 968, Beijing West Road,
Jing’An, Shanghai, China
Tel: +852 3703 3251

Vivo Capital Fund IX (Cayman), L.P. Vivo Capital IX (Cayman), LLC c/o : Vivo Capital LLC 192 Lytton Ave., Palo Alto, CA 94301 Tel: +1 650 688 0818
Calcite Gem Investments Group Ltd
Warburg Pincus (Callisto) Global
Growth (Cayman), L.P.
Warburg Pincus (Europa) Global
Growth (Cayman), L.P.
Warburg Pincus Global Growth-B
(Cayman), L.P.
Warburg Pincus Global Growth-E
(Cayman), L.P.
Warburg Pincus Global Growth
Partners (Cayman), L.P.
WP Global Growth Partners
(Cayman), L.P.
Warburg Pincus China-Southeast
Asia II (Cayman), L.P.
Warburg Pincus China-Southeast
Asia II-E (Cayman), L.P.
WP China-Southeast Asia II
Partners (Cayman), L.P.
Warburg Pincus China-Southeast
Asia II Partners, L.P.
c/o Warburg Pincus LLC,
450 Lexington Ave, New York,
NY 10017
c/o Warburg Pincus Asia LLC,
Suite 6703, Two International
Finance Center, Central, Hong Kong
People’s Republic of China
Tel: +1 212 878 0600

WSCP VIII EMP Onshore Investments, L.P.
WSCP VIII EMP Offshore Investments, L.P.
West Street Capital Partners VIII, L.P.
West Street Capital Partners VIII — Parallel, L.P.
WSCP VIII Offshore Investments, SLP
Goldman Sachs Asia Strategic II Pte. Ltd.
West Street Private Markets 2021, L.P.
200 West Street New York, NY 10282-2198
Tel: +1 212 902 1000

Fosun Industrial Co., Limited
Level 54, Hopewell Centre
183 Queen’s Road East, Hong Kong Tel: +852 2980 1888
Shanghai Fosun Pharmaceutical (Group) Co., Ltd.
No. 1289 Yishan Road
Building A, Fosun Technology Park Shanghai 200233
People’s Republic of China
Tel: +86 21 3398 7870
	Advance Data Services Limited Ma Huateng 29/F, Three Pacific Place, 1 Queen’s Road East, Wanchai, Hong Kong Tel: +852 2179 5122	Aspex Master Fund AMF-7 Holdings Limited Aspex Management (HK) Limited Ho Kei Li 16th Floor, St. George’s Building, 2 Ice House Street, Hong Kong Tel: +852 3468 4160

Roberta Lipson
Benjamin Lipson Plafker Trust
Daniel Lipson Plafker Trust
Jonathan Lipson Plafker Trust
Ariel Benjamin Lee Trust
Lipson 2021 GRAT
c/o United Family Healthcare, Hengtong Office Park Building 7, Jiuxianqiao Road #10, Beijing, China
Tel: +86 10 5927 7000

Yi Fang Da Sirius Inv. Limited
c/o Vistra Corporate Services Centre
Wickhams Cay II, Road Town
Tortala
VG1110, British Virgin Islands
Tel: +852 3929 0911
Zhong Yang Securities Limited
Room 1101, 118 Connaught Road
West, Hong Kong
Tel: +852 3107 0731
E Fund Management (Hong Kong)
Co., Limited
12/F, Nexxus Building
41 Connaught Road Central
Hong Kong
Tel: +852 3929 0911

Gaorong Partners Fund V, L.P.
Gaorong Partners Fund V-A, L.P.
Gaorong Partners V Ltd.
c/o Walkers Corporate Limited
190 Elgin Avenue, George Town Grand Cayman, KY1-9008
Cayman Islands
Tel: +852 3974 6700

Smart Scene Investment Limited Rosy Step Holdings Limited Hysan Development Company Limited 50/F, Lee Garden One, 33 Hysan Avenue, Hong Kong Tel: +852 2895 5777	LY Holding Co., Limited Room 3008, 968 Beijing West Road, Shanghai Tel: +86 21 5185 3888
NF SPAC Holding Limited
Sun Hing Associates Limited
Nan Fung Group Holdings Limited
Pioneer Link Investments Limited
Nan Fung Life Sciences Holdings Limited
NF Investment Holdings Limited
23rd Floor, Nan Fung Tower, 88 Connaught Road C & 173 Des Voeux Road C, Central, Hong Kong
Tel: +852 31083745

NewQuest Asia Fund IV (Singapore) Pte. Ltd. 168 Robinson Road, #20-01 Capital Tower, Singapore 068912 Tel: +852 3905 3600	Pleiad Asia Master Fund Pleiad Asia Equity Master Fund Pleiad Investment Advisors Limited 26/F, 8 Wyndham Street Central, Hong Kong Tel: +852 3589 6470
PSSF Unicorn II Ltd
PSSF Unicorn I Ltd
Proprium Real Estate Special Situations Fund, LP
Proprium Real Estate Special Situations Fund GP, LP
Proprium Real Estate Special Situations Fund GP, Ltd
Proprium Capital Partners, L.P.
c/o Proprium Capital Partners, LP
One Landmark Square, 20th Floor
Stamford, CT 06901
United States of America
Tel: +1 203 883 0355

Brave Peak Limited Cherish Navigation Limited Shimao Group Holdings Limited 38th Floor, Tower One, Lippo Centre, 89 Queensway, Hong Kong Tel: +852 2511 9968	Smart Will Investments Limited 34/F, Shui On Centre 6-8 Harbour Road, Hong Kong Tel: +852 2879 1888	MYAsian Opportunities Master Fund, L.P. MY.Alpha Management HK Advisors Limited Masahiko Yamaguchi Chater House, 8 Connaught Road Suites 809-810, Hong Kong Tel: +852 3718 5800

Yunqi China Special Investment A
Yunqi Capital Limited
Yunqi Capital Cayman Limited
Unit 3703, 37/F, AIA Tower
183 Electric Road, Hong Kong
Tel: +852 3793 3457
HS Group Master Fund II Ltd.
c/o Maples Corporate Service Limited PO Box 309, Ugland House
Grand Cayman, KYI-1104
Cayman Islands
Tel: + 852 3577 8650
HS Group (Hong Kong) Limited
Suite 3302, 33/F, Two Exchange Square, 8 Connaught Place, Central, Hong Kong
Tel: +852 3577 8650
	Star Advantage Global Limited Han Min Suite 1109, Two International Finance Centre, 8 Finance Street, Central, Hong Kong Tel: +852 3628 2388	Golden Majestic Investments Limited Luo Xiaohong Suite 1109, Two International Finance Centre, 8 Finance Street, Central, Hong Kong Tel: +852 3628 2388
Apex Strategic Ventures Limited Shi Yufeng Suite 1109, Two International Finance Centre, 8 Finance Street, Central, Hong Kong Tel: +852 3628 2388		Junson Development International Limited Kui Cai Units 4607-11, 46/F, The Center, 99 Queen’s Road Central, Hong Kong Tel: +852 2851 3663
Silverland Assets Limited The Cai Family Trust Level 13, 1 Queen’s Road Central, Hong Kong Tel: +852 2533 6333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:
Howard Zhang, Esq. Davis Polk & Wardwell LLP 2201, China World Office 2 No. 1, Jian Guo Men Wai Avenue Beijing 100004, China Tel: +86 10 8567 5000	Yang Wang Simpson Thacher & Bartlett LLP 3901 China World Tower No. 1, Jian Guo Men Wai Avenue Beijing 100004, China Tel: +86 10 5965 2976
Weiheng Chen, Esq. Jie Zhu, Esq. Wilson Sonsini Goodrich & Rosati Suite 1509, 15/F Jardine House 1 Connaught Place Central Hong Kong, China Tel: +852 3972 4955	Damian Jacobs Kirkland & Ellis 26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central, Hong Kong Tel: +852 3761 3300

This statement is filed in connection with (check the appropriate box):
☐
The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐
The filing of a registration statement under the Securities Act of 1933.

☐
A tender offer

☒
None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☒
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
US$767,524,056	US$71,149.48

*
Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The Transaction Valuation is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of US$12.00 for the 59,109,088 issued and outstanding Ordinary Shares subject to the proposed merger of Unicorn II Merger Sub Limited with and into the issuer, plus (b) the product of 19,405,000 warrants multiplied by US$3.00 per warrant (which is the sum of the proposed per warrant cash payment of US$2.70 and per warrant consent fee of US$0.30).

**
The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2022, was calculated by multiplying the Transaction Valuation by 0.0000927.

☑
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: US$76,761.81	Filing Party: New Frontier Health Corporation
Form or Registration No.: Schedule 13E-3	Date Filed: October 5, 2021
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on schedule 13e-3. Any representation to the contrary is a criminal offense.

Item 15 Additional Information	5
Item 16 Exhibits	6

i

INTRODUCTION
This Amendment No. 2 to the Rule 13e-3 transaction statement on Schedule 13E-3 (“this Final Amendment”), together with the exhibits and annexes hereto (this “Schedule 13E-3”), is being filed with the United States Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons:
(a)   New Frontier Health Corporation, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), the issuer of the ordinary shares, par value US$0.0001 per share (each, an “Ordinary Share” and collectively, the “Ordinary Shares”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act;
(b)   Unicorn II Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“HoldCo”);
(c)   Unicorn II Parent Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned subsidiary of HoldCo (“Parent”);
(d)   Unicorn II Merger Sub Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”);
(e)   New Frontier Public Holding Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands (“NFPH”);
(f)   New Frontier Capital II Limited, a company incorporated with limited liability under the laws of the British Virgin Islands;
(g)   New Frontier Group International Limited, a company incorporated with limited liability under the laws of the British Virgin Islands;
(h)   NF Founder Limited, a company incorporated with limited liability under the laws of the British Virgin Islands;
(i)   Strategic Healthcare Holding Ltd., a company incorporated with limited liability under the laws of the British Virgin Islands;
(j)   HMJ Holdings Limited, an exempted company incorporated with limited liability under the laws of Cayman Islands;
(k)   HMJ Holdings II Limited, an exempted company incorporated with limited liability under the laws of Cayman Islands;
(l)   HMJ Holdings III Limited, an exempted company incorporated with limited liability under the laws of Cayman Islands;
(m)   Unicorn Holding Partners LP, an exempted limited partnership formed under the laws of Cayman Islands;
(n)   Unicorn Holding Partners II LP, an exempted limited partnership formed under the laws of Cayman Islands;
(o)   Unicorn Holding Partners III LP, an exempted limited partnership formed under the laws of Cayman Islands;
(p)   Unicorn Holding Partners IV LP, an exempted limited partnership formed under the laws of Cayman Islands;
(q)   New Frontier Investment Management Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands;
(r)   New Frontier Investment Management II Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands;

(s)   New Frontier Investment Management III Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands;
(t)   New Frontier Investment Management IV Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands;
(u)   Kam Chung Leung, the chairman of the board of directors of the Company;
(v)   Carl Wu, the president of the Company;
(w)   Ying Zeng, the chief operating officer of the Company;
(x)   Carnival Investments Limited, a company affiliated with Kam Chung Leung and incorporated with limited liability under the laws of the British Virgin Islands;
(y)   Max Rising International Limited, a company affiliated with Carl Wu and incorporated with limited liability under the laws of the British Virgin Islands;
(z)   Vivo Capital Fund IX (Cayman), L.P., an exempted limited partnership organized under the laws of the Cayman Islands;
(aa)   Vivo Capital IX (Cayman), LLC, a limited liability company incorporated and existing under the laws of the Cayman Islands;
(bb)   Calcite Gem Investments Group Ltd, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands;
(cc)   Warburg Pincus (Callisto) Global Growth (Cayman), L.P., an exempted limited partnership formed under the laws of the Cayman Islands;
(dd)   Warburg Pincus (Europa) Global Growth (Cayman), L.P., an exempted limited partnership formed under the laws of the Cayman Islands;
(ee)   Warburg Pincus Global Growth-B (Cayman), L.P., an exempted limited partnership formed under the laws of the Cayman Islands;
(ff)   Warburg Pincus Global Growth-E (Cayman), L.P., an exempted limited partnership formed under the laws of the Cayman Islands;
(gg)   Warburg Pincus Global Growth Partners (Cayman), L.P., an exempted limited partnership formed under the laws of the Cayman Islands;
(hh)   WP Global Growth Partners (Cayman), L.P., an exempted limited partnership formed under the laws of the Cayman Islands;
(ii)   Warburg Pincus China-Southeast Asia II (Cayman), L.P., an exempted limited partnership formed under the laws of the Cayman Islands;
(jj)   Warburg Pincus China-Southeast Asia II-E (Cayman), L.P., an exempted limited partnership formed under the laws of the Cayman Islands;
(kk)   WP China-Southeast Asia II Partners (Cayman), L.P., an exempted limited partnership formed under the laws of the Cayman Islands;
(ll)   Warburg Pincus China-Southeast Asia II Partners, L.P., an exempted limited partnership formed under the laws of the Cayman Islands;
(mm)   WSCP VIII EMP Onshore Investments, L.P., a limited partnership formed under the laws of the State of Delaware;
(nn)   WSCP VIII EMP Offshore Investments, L.P., an exempted limited partnership formed under the laws of Cayman Islands;

(oo)   West Street Capital Partners VIII, L.P., a limited partnership formed under the laws of the State of Delaware;
(pp)   West Street Capital Partners VIII — Parallel, L.P., a limited partnership formed under the laws of the State of Delaware;
(qq)   WSCP VIII Offshore Investments, SLP, a special limited partnership formed under the laws of Luxembourg;
(rr)   Goldman Sachs Asia Strategic II Pte. Ltd., a limited liability company incorporated under the laws of Singapore;
(ss)   West Street Private Markets 2021, L.P., a limited partnership formed under the laws of the State of Delaware;
(tt)   Fosun Industrial Co., Limited, a company incorporated with limited liability under the laws of Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”);
(uu)   Shanghai Fosun Pharmaceutical (Group) Co., Ltd., a corporation organized under the laws of the People’s Republic of China (the “PRC”);
(vv)   Advance Data Services Limited, a company incorporated with limited liability under the laws of the British Virgin Islands;
(ww)   Ma Huateng, a citizen of the PRC;
(xx)   Aspex Master Fund, a company incorporated with limited liability under the laws of the Cayman Islands;
(yy)   AMF-7 Holdings Limited, a company incorporated with limited liability under the laws of the British Virgin Islands;
(zz)   Aspex Management (HK) Limited, a company incorporated with limited liability under the laws of Hong Kong;
(aaa)   Ho Kei Li, a citizen of Hong Kong;
(bbb)   Roberta Lipson, a national of the United States, Benjamin Lipson Plafker Trust, Daniel Lipson Plafker Trust, Jonathan Lipson Plafker Trust, Ariel Benjamin Lee Trust and Lipson 2021 GRAT;
(ccc)   Yi Fang Da Sirius Inv. Limited, a company incorporated under the laws of the British Virgin Islands;
(ddd)   Zhong Yang Securities Limited, a company incorporated and existing under the laws of Hong Kong;
(eee)   E Fund Management (Hong Kong) Co., Limited, a company incorporated and existing under the laws of Hong Kong;
(fff)   Gaorong Partners Fund V, L.P., a limited partnership established under the laws of the Cayman Islands;
(ggg)   Gaorong Partners Fund V-A, L.P., a limited partnership established under the laws of the Cayman Islands;
(hhh)   Gaorong Partners V Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands;
(iii)   Smart Scene Investment Limited, a company incorporated with limited liability under the laws of Hong Kong;
(jjj)   Rosy Step Holdings Limited, a company incorporated with limited libaility under the laws of the British Virgin Islands;

(kkk)   Hysan Development Company Limited, a company incorporated and existing under the laws of Hong Kong;
(lll)   LY Holding Co., Limited, a company incorporated with limited liability under the laws of the British Virgin Islands;
(mmm)   NF SPAC Holding Limited, a company incorporated with limited liability under the laws of the British Virgin Islands;
(nnn)   Sun Hing Associates Limited, a company incorporated with limited liability under the laws of the British Virgin Islands;
(ooo)   Nan Fung Group Holdings Limited, a company incorporated with limited liability under the laws of the British Virgin Islands;
(ppp)   Pioneer Link Investments Limited, a company incorporated with limited liability under the laws of the British Virgin Islands;
(qqq)   Nan Fung Life Sciences Holdings Limited, a company incorporated with limited liability under the laws of the British Virgin Islands;
(rrr)   NF Investment Holdings Limited, a company incorporated with limited liability under the laws of the British Virgin Islands;
(sss)   NewQuest Asia Fund IV (Singapore) Pte. Ltd., a company incorporated under the laws of Singapore;
(ttt)   Pleiad Asia Master Fund, a company incorporated under the laws of the Cayman Islands;
(uuu)   Pleiad Asia Equity Master Fund, a company incorporated under the laws of the Cayman Islands;
(vvv)   Pleiad Investment Advisors Limited, a company incorporated under the laws of Hong Kong;
(www)   PSSF Unicorn II Ltd, a company incorporated and existing under the laws of the Cayman Islands;
(xxx)   PSSF Unicorn I Ltd, a company incorporated and existing under the laws of the Cayman Islands;
(yyy)   Proprium Real Estate Special Situations Fund, LP, a limited partnership formed under the laws of the Cayman Islands;
(zzz)   Proprium Real Estate Special Situations Fund GP, LP, a limited partnership formed under the laws of the Cayman Islands;
(aaaa)   Proprium Real Estate Special Situations Fund GP, Ltd, a company incorporated and existing under the laws of the Cayman Islands;
(bbbb)   Proprium Capital Partners, L.P., a limited partnership formed under the laws of the State of Delaware;
(cccc)   Brave Peak Limited, a company incorporated with limited liability under the laws of the British Virgin Islands;
(dddd)   Cherish Navigation Limited, a company incorporated with limited liability under the laws of the British Virgin Islands;
(eeee)   Shimao Group Holdings Limited, a company incorporated and existing under the laws of the Cayman Islands;
(ffff)   Smart Will Investments Limited, a company incorporated with limited liability under the laws of the British Virgin Islands;

(gggg)   MY Asian Opportunities Master Fund, L.P., a hedge fund incorporated with limited liability under the laws of the Cayman Islands;
(hhhh)   MY.Alpha Management HK Advisors Limited, an asset management firm incorporated in Hong Kong;
(iiii)   Masahiko Yamaguchi, a Japanese citizen;
(jjjj)   Yunqi China Special Investment A, a company incorporated with limited liability under the laws of the Cayman Islands;
(kkkk)   Yunqi Capital Limited, a company incorporated in Hong Kong;
(llll)   HS Group Master Fund II Ltd., a company incorporated with limited liability under the laws of the Cayman Islands;
(mmmm)   Yunqi Capital Cayman Limited, a company incorporated with limited liability under the laws of the Cayman Islands;
(nnnn)   HS Group (Hong Kong) Limited, a company incorporated in Hong Kong;
(oooo)   Star Advantage Global Limited, a company incorporated and existing under the laws of the British Virgin Islands;
(pppp)   Han Min, a citizen of Hong Kong;
(qqqq)   Apex Strategic Ventures Limited, a company incorporated and existing under the laws of the British Virgin Islands;
(rrrr)   Shi Yufeng, a citizen of Hong Kong;
(ssss)   Golden Majestic Investments Limited, a company incorporated and existing under the laws of the British Virgin Islands;
(tttt)   Luo Xiaohong, a citizen of the PRC;
(uuuu)   Junson Development International Limited, a company incorporated and existing under the laws of the British Virgin Islands;
(vvvv)   Silverland Assets Limited, a limited company incorporated and existing under the laws of the British Virgin Islands;
(wwww)   The Cai Family Trust, a trust established under and governing by the laws of the Cayman Islands; and
(xxxx)   Kui Cai, a citizen of Hong Kong.
This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Schedule 13E-3.
All capitalized terms used in this Final Amendment and not otherwise defined have the meanings ascribed to such terms in the Schedule 13E-3, including the proxy statement attached as exhibit (a)-(1) to the Schedule 13E-3.
Item 15   Additional Information
Item 15(c) is hereby amended and supplemented as follows:
On January 26, 2022, the Company and Merger Sub filed the Plan of Merger with the Registrar of Companies of the Cayman Islands, which was registered by the Registrar of Companies of the Cayman Islands as of January 26, 2022, pursuant to which the Merger became effective on January 26, 2022. As a result of the Merger, the Company became a wholly owned subsidiary of Parent.

At the Effective Time, each Ordinary Share issued and outstanding immediately prior to the Effective Time was cancelled in exchange for the right to receive US$12.00 per share in cash without interest, except for (a) Ordinary Shares held by HoldCo, Parent, Merger Sub, the Company (as treasury shares) or any of their direct or indirect subsidiaries, which were cancelled and ceased to exist without payment of any consideration or distribution therefor, (b) certain Ordinary Shares held by the Rollover Securityholders, which were cancelled and ceased to exist in exchange for the right of each such holder or its designated entities to receive a corresponding amount of equity securities of HoldCo, and (c) Ordinary Shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Cayman Islands Companies Act, which were cancelled and ceased to exist in exchange for the right to receive only the payment of fair value of such Ordinary Shares determined in accordance with Section 238 of the Cayman Islands Companies Act.
At the Effective Time, each Warrant that was issued and outstanding immediately prior to the Effective Time (other than the Warrants held by NFPH) was cancelled and ceased to exist in exchange for the right to receive US$2.70 per Warrant in cash without interest. In addition, in respect of each Warrant (other than the Warrants held by NFPH) for which the holder thereof had timely provided consent to the Warrant Amendment and had not revoked such consent prior to the deadline established by the Company for the warrantholders to submit consents, the holder of such Warrant will receive, for each such Warrant, a consent fee of US$0.30 in cash without interest.
In addition, at the Effective Time, the Company terminated the Company Equity Plan and all relevant award agreements entered into under the Company Equity Plan, and (a) each Company Option granted by the Company pursuant to the Company Equity Plan, whether vested or unvested, that was outstanding prior to the Effective Time was cancelled in exchange for the right to receive, in accordance with the HoldCo Share Plan, an option to purchase the same number of shares of HoldCo as the total number of the Ordinary Shares subject to such Company Option immediately prior to the Effective Time, at a per share exercise price equal to the applicable exercise price underlying the Company Option immediately prior to the Effective Time, subject to and in accordance with the terms of the Company Equity Plan and the relevant Company Option agreement in effect immediately prior to the Effective Time (with continuation of the applicable vesting terms); and (b) each Company RSU Award, whether vested or unvested, that was outstanding prior to the Effective Time was cancelled in exchange for the right to receive, in accordance with the HoldCo Share Plan, one restricted stock unit to acquire the same number of shares of HoldCo as the total number of Ordinary Shares subject to such Company RSU Award immediately prior to the Effective Time, subject to and in accordance with the terms of the Company Equity Plan and the relevant Company RSU Award agreement in effect immediately prior to the Effective Time (with continuation of the applicable vesting terms).
As a result of the Merger, the Ordinary Shares and Warrants will no longer be listed on any securities exchange or quotation system, including the NYSE, and the Company will cease to be a publicly traded company. The Company has requested NYSE to file an application on Form 25 with the SEC notifying the SEC of the delisting of the Ordinary Shares and Warrants on NYSE and the deregistration of the Company’s registered securities. The deregistration will become effective 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Exchange Act by filing a Form 15 with the SEC in approximately 10 days following the filing of the Form 25. The Company’s obligations to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.
Item 16   Exhibits
(a)-(1)
Proxy and Consent Solicitation Statement of the Company dated December 2, 2021.

(a)-(2)
Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

(a)-(3)
Notice of Consent Solicitation for Warrantholders of the Company, incorporated herein by reference to the proxy statement.

(a)-(4)
Form of Proxy Card, incorporated herein by reference to Annex G to the proxy statement.

(a)-(5)
Form of Consent, incorporated herein by reference to Annex H to the proxy statement.

(a)-(6)
Press Release issued by the Company, dated August 4, 2021, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on August 4, 2021.

(a)-(7)
Press Release issued by the Company, dated December 2, 2021, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on December 2, 2021.

(a)-(8)
Press Release issued by the Company, dated January 7, 2022, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on January 7, 2022.

(a)-(9)
Press Release issued by the Company, dated January 26, 2022, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on January 26, 2022.

(b)-(1)
Facilities Agreement, dated December 1, 2021, by and between Merger Sub, Parent, the Agent and the Lenders, incorporated herein by reference to Exhibit 99.9 to the Schedule 13D filed by New Frontier Public Holding Ltd., Strategic Healthcare Holding Ltd., Carnival Investments Limited, Kam Chung Leung, Roberta Lipson, Max Rising International Limited, Carl Wu, Ying Zeng, Vivo Capital IX (Cayman), LLC, NF SPAC Holding Limited, Sun Hing Associates Limited, Nan Fung Group Holdings Limited, Brave Peak Limited, Aspex Master Fund, Aspex Management (HK) Limited, Li Ho Kei, Smart Scene Investment Limited, LY Holding Co., Limited, Advance Data Services Limited, Yunqi China Special Investment A, MY Asian Opportunities Master Fund, L.P., Smart Will Investments Limited, Fosun Industrial Co., Limited and Shanghai Fosun Pharmaceutical (Group) Co., Ltd. on December 2, 2021.

(b)-(2)
Amendment and Restatement Deed, dated December 1, 2021, by and between NF Unicorn Chindex Holding Limited, Chindex International Inc., the lenders listed therein, and Shanghai Pudong Development Bank Co., Ltd. Putuo Sub-Branch as agent, incorporated herein by reference to Exhibit 99.10 to the Schedule 13D filed by New Frontier Public Holding Ltd., Strategic Healthcare Holding Ltd., Carnival Investments Limited, Kam Chung Leung, Roberta Lipson, Max Rising International Limited, Carl Wu, Ying Zeng, Vivo Capital IX (Cayman), LLC, NF SPAC Holding Limited, Sun Hing Associates Limited, Nan Fung Group Holdings Limited, Brave Peak Limited, Aspex Master Fund, Aspex Management (HK) Limited, Li Ho Kei, Smart Scene Investment Limited, LY Holding Co., Limited, Advance Data Services Limited, Yunqi China Special Investment A, York Asian Opportunities Master Fund, L.P., Smart Will Investments Limited, Fosun Industrial Co., Limited and Shanghai Fosun Pharmaceutical (Group) Co., Ltd. on December 2, 2021.

(b)-(3)*
Equity Commitment Letter, dated August 4, 2021, entered into by and between Aspex Master Fund and HoldCo.

(b)-(4)*
Equity Commitment Letter, dated August 4, 2021, entered into by and between Yi Fang Da Sirius Inv. Limited and HoldCo.

(b)-(5)*
Equity Commitment Letter, dated August 4, 2021, entered into by and between Gaorong Partners Fund V, L.P., Gaorong Partners Fund V-A, L.P. and HoldCo.

(b)-(6)*
Equity Commitment Letter, dated August 4, 2021, entered into by and between WSCP VIII EMP Onshore Investments, L.P., WSCP VIII EMP Offshore Investments, L.P., West Street Capital
Partners VIII, L.P., West Street Capital Partners VIII — Parallel, L.P., WSCP VIII Offshore Investments, SLP, Goldman Sachs Asia Strategic II Pte. Ltd., West Street Private Markets 2021, L.P. and HoldCo.

(b)-(7)*
Equity Commitment Letter, dated August 4, 2021, entered into by and between NewQuest Asia Fund IV (Singapore) Pte. Ltd. and HoldCo.

(b)-(8)*
Equity Commitment Letter, dated August 4, 2021, entered into by and between Pleiad Asia Master Fund, Pleiad Asia Equity Master Fund and HoldCo.

(b)-(9)*
Equity Commitment Letter, dated August 4, 2021, entered into by and between Proprium Real Estate Special Situations Fund, LP and HoldCo.

(b)-(10)*
Equity Commitment Letter, dated August 4, 2021, entered into by and between Unicorn Holding Partners LP and HoldCo.

(b)-(11)*
Equity Commitment Letter, dated August 4, 2021, entered into by and between Warburg Pincus (Callisto) Global Growth (Cayman), L.P., Warburg Pincus (Europa) Global Growth (Cayman), L.P., Warburg Pincus Global Growth-B (Cayman), L.P., Warburg Pincus Global Growth-E (Cayman), L.P., Warburg Pincus Global Growth Partners (Cayman), L.P., WP Global Growth Partners (Cayman), L.P., Warburg Pincus China-Southeast Asia II (Cayman), L.P., Warburg Pincus China-Southeast Asia II-E (Cayman), L.P., WP China-Southeast Asia II Partners (Cayman), L.P. and Warburg Pincus China-Southeast Asia II Partners, L.P. (collectively, “Warburg Entities”) and HoldCo.

(b)-(12)*
Equity Commitment Letter, dated August 4, 2021, entered into by and between Yunqi China Special Investment A and HoldCo.

(c)-(1)
Opinion of Duff & Phelps, A Kroll Business Kroll, LLC, dated August 4, 2021, incorporated herein by reference to Annex D to the proxy statement.

(c)-(2)*
Discussion Materials prepared by Duff & Phelps A Kroll Business operating as Kroll, LLC for discussion with the special committee of the board of directors of the Company, dated August 4, 2021.

(d)-(1)
Agreement and Plan of Merger, dated August 4, 2021, by and among the Company, HoldCo, Parent and Merger Sub, incorporated herein by reference to Annex A to the proxy statement.

(d)-(2)
Form of Amendment to Warrant Agreement, incorporated herein by reference to Annex C to the proxy statement.

(d)-(3)
Support Agreement, dated August 4, 2021, by and among HoldCo, New Frontier Public Holding Ltd., Strategic Healthcare Holding Ltd., Max Rising International Limited, Ying Zeng, Carnival Investments Limited, Vivo Capital Fund IX (Cayman), L.P., NF SPAC Holding Limited, Sun Hing Associates Limited, Nan Fung Group Holdings Limited, Brave Peak Limited, Aspex Master Fund, Roberta Lipson, Benjamin Lipson Plafker Trust, Daniel Lipson Plafker Trust, Jonathan Lipson Plafker Trust, Ariel Benjamin Lee Trust and Lipson 2021 GRAT, Advance Data Services Limited, Yunqi China Special Investment A, Smart Scene Investment Limited, MY Asian Opportunities Master Fund, L.P., Smart Will Investments Limited, LY Holding Co., Limited, Fosun Industrial Co., Limited, Star Advantage Global Limited, Apex Strategic Ventures Limited, Golden Majestic Investments Limited and Junson Development International Limited, incorporated herein by reference to Exhibit 99.6 to the Schedule 13D filed by New Frontier Public Holding Ltd., Strategic Healthcare Holding Ltd., Carnival Investments Limited, Kam Chung Leung, Roberta Lipson, Max Rising International Limited, Carl Wu, Ying Zeng, Vivo Capital IX (Cayman), LLC, NF SPAC Holding Limited, Sun Hing Associates Limited, Nan Fung Group Holdings Limited, Brave Peak Limited, Aspex Master Fund, Aspex Management (HK) Limited, Li Ho Kei, Smart Scene Investment Limited, LY Holding Co., Limited, Advance Data Services Limited, Yunqi China Special Investment A, MY Asian Opportunities Master Fund, L.P., Smart Will Investments Limited, Fosun Industrial Co., Limited and Shanghai Fosun Pharmaceutical (Group) Co., Ltd. on August 6, 2021.

(d)-(4)*
Limited Guarantee, dated August 4, 2021, issued and delivered by Unicorn Holding Partners LP to the Company.

(d)-(5)*
Limited Guarantee, dated August 4, 2021, issued and delivered by Aspex Master Fund to the Company.

(d)-(6)*
Limited Guarantee, dated August 4, 2021, issued and delivered by Yunqi China Special Investment A to the Company.

(d)-(7)*
Limited Guarantee, dated August 4, 2021, issued and delivered by WSCP VIII EMP Onshore Investments, L.P., WSCP VIII EMP Offshore Investments, L.P., West Street Capital Partners VIII, L.P., West Street Capital Partners VIII — Parallel, L.P., WSCP VIII Offshore Investments, SLP, Goldman Sachs Asia Strategic II Pte. Ltd. and West Street Private Markets 2021, L.P. to the Company.

(d)-(8)*
Limited Guarantee, dated August 4, 2021, issued and delivered by Warburg Entities to the Company.

(d)-(9)*
Limited Guarantee, dated August 4, 2021, issued and delivered by Proprium Real Estate Special Situations Fund, LP to the Company.

(d)-(10)*
Limited Guarantee, dated August 4, 2021, issued and delivered by Yi Fang Da Sirius Inv. Limited to the Company.

(d)-(11)*
Limited Guarantee, dated August 4, 2021, issued and delivered by Gaorong Partners Fund V, L.P. and Gaorong Partners Fund V-A, L.P. to the Company.

(d)-(12)*
Limited Guarantee, dated August 4, 2021, issued and delivered by Pleiad Asia Master Fund and Pleiad Asia Equity Master Fund to the Company.

(d)-(13)*
Limited Guarantee, dated August 4, 2021, issued and delivered by NewQuest Asia Fund IV (Singapore) Pte. Ltd. to the Company.

(d)-(14)
Consortium Agreement, dated February 9, 2021, by and among New Frontier Public Holding Ltd., Carnival Investments Limited, Roberta Lipson and trusts affiliated with Roberta Lipson, Max Rising International Limited, Ying Zeng, Vivo Capital Fund IX (Cayman), L.P., NF SPAC Holding Limited, Sun Hing Associates Limited, Brave Peak Limited, Aspex Master Fund, Smart Scene Investment Limited and LY Holding Co., Limited, incorporated herein by reference to Exhibit 1 to the Schedule 13D filed by New Frontier Public Holding Ltd., Carnival Investments Limited, Kam Chung Leung, Roberta Lipson, Max Rising International Limited, Carl Wu, Ying Zeng, Vivo Capital IX (Cayman), LLC, NF SPAC Holding Limited, Sun Hing Associates Limited, Nan Fung Group Holdings Limited, Brave Peak Limited, Aspex Master Fund, Aspex Management (HK) Limited, Li Ho Kei, Smart Scene Investment Limited and LY Holding Co., Limited on February 16, 2021.

(d)-(15)
Interim Investors Agreement, dated August 4, 2021, by and among HoldCo, Parent, Merger Sub, New Frontier Public Holding Ltd., Strategic Healthcare Holding Ltd. Carnival Investments Limited, Max Rising International Limited, Ying Zeng, HMJ Holdings Limited, Vivo Capital Fund IX (Cayman), L.P., NF SPAC Holding Limited, Sun Hing Associates Limited, Nan Fung Group Holdings Limited, Brave Peak Limited, Aspex Master Fund, AMF-7 Holdings Limited, Roberta Lipson, Benjamin Lipson Plafker Trust, Daniel Lipson Plafker Trust, Jonathan Lipson Plafker Trust, Ariel Benjamin Lee Trust and Lipson 2021 GRAT, Advance Data Services Limited, Yunqi China Special Investment A, Smart Scene Investment Limited, MY Asian Opportunities Master Fund, L.P., Smart Will Investments Limited, LY Holding Co., Limited, Fosun Industrial Co., Limited, WSCP VIII EMP Onshore Investments, L.P., WSCP VIII EMP Offshore Investments, L.P., West Street Capital Partners VIII, L.P., West Street Capital Partners VIII —  Parallel, L.P., WSCP VIII Offshore Investments, SLP, Goldman Sachs Asia Strategic II Pte. Ltd., West Street Private Markets 2021, L.P., Calcite Gem Investments Group Ltd, PSSF Unicorn II Ltd, Yi Fang Da Sirius Inv. Limited, Gaorong Partners Fund V, L.P. and Gaorong Partners Fund V-A, L.P., Pleiad Asia Master Fund, Pleiad Asia Equity Master Fund, NewQuest Asia Fund IV (Singapore) Pte. Ltd., HMJ Holdings II Limited, HMJ Holdings III Limited, Star Advantage Global Limited, Apex Strategic Ventures Limited, Golden Majestic Investments Limited and Junson Development International Limited, incorporated herein by reference to Exhibit 99.7 to the Schedule 13D filed by New Frontier Public Holding Ltd., Strategic Healthcare Holding Ltd., Carnival Investments Limited, Kam Chung Leung, Roberta Lipson, Max Rising International Limited, Carl Wu, Ying Zeng, Vivo Capital IX (Cayman), LLC, NF SPAC Holding Limited, Sun Hing Associates Limited, Nan Fung Group Holdings Limited, Brave Peak Limited, Aspex Master Fund, Aspex Management (HK) Limited, Li Ho Kei, Smart Scene Investment Limited, LY Holding Co., Limited, Advance Data Services Limited, Yunqi China Special Investment A, MY Asian

Opportunities Master Fund, L.P., Smart Will Investments Limited, Fosun Industrial Co., Limited and Shanghai Fosun Pharmaceutical (Group) Co., Ltd. on August 6, 2021.
(d)-(16)*
Management Rollover Agreement, dated October 5, 2021, by and among HoldCo, HMJ Holdings II Limited and certain other parties therein.

(d)-(17)*
Rollover Agreement, dated October 5, 2021, by and among HoldCo, HMJ Holdings III Limited and certain other parties therein.

(d)-(18)*
Rollover Agreement, dated December 2, 2021, by and among HoldCo, HMJ Holdings III Limited and certain other parties therein.

(f)-(1)
Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the proxy statement.

(f)-(2)
Section 238 of the Cayman Islands Companies Act Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex E to the proxy statement.

(g)
Not applicable.

*
Previously filed.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 27, 2022
New Frontier Health Corporation
By: /s/ Carl Wu
Name: Carl Wu
Title: Director
Unicorn II Holdings Limited
By: /s/ Carl Wu
Name: Carl Wu
Title: Authorized Signatory
Unicorn II Parent Limited
By: /s/ Carl Wu
Name: Carl Wu
Title: Authorized Signatory
Unicorn II Merger Sub Limited
By: /s/ Carl Wu
Name: Carl Wu
Title: Authorized Signatory
New Frontier Public Holding Ltd.
By: /s/ Carl Wu
Name: Carl Wu
Title: Authorized Signatory

New Frontier Capital II Limited
By: /s/ Carl Wu
Name: Carl Wu
Title: Authorized Signatory
New Frontier Group International Limited
By: /s/ Carl Wu
Name: Carl Wu
Title: Authorized Signatory
NF Founder Limited
By: /s/ Carl Wu
Name: Carl Wu
Title: Authorized Signatory
Strategic Healthcare Holding Ltd.
By: /s/ Carl Wu
Name: Carl Wu
Title: Authorized Signatory
HMJ Holdings Limited
By: /s/ Carl Wu
Name: Carl Wu
Title: Authorized Signatory

HMJ Holdings II Limited
By: /s/ Carl Wu
Name: Carl Wu
Title: Authorized Signatory
HMJ Holdings III Limited
By: /s/ Carl Wu
Name: Carl Wu
Title: Authorized Signatory
Unicorn Holding Partners LP
By: /s/ Carl Wu
Name: Carl Wu
Title: Authorized Signatory
Unicorn Holding Partners II LP
By: /s/ Carl Wu
Name: Carl Wu
Title: Authorized Signatory
Unicorn Holding Partners III LP
By: /s/ Carl Wu
Name: Carl Wu
Title: Authorized Signatory

Unicorn Holding Partners IV LP
By: /s/ Carl Wu
Name: Carl Wu
Title: Authorized Signatory
New Frontier Investment Management Limited
By: /s/ Carl Wu
Name: Carl Wu
Title: Authorized Signatory
New Frontier Investment Management II Limited
By: /s/ Carl Wu
Name: Carl Wu
Title: Authorized Signatory
New Frontier Investment Management III Limited
By: /s/ Carl Wu
Name: Carl Wu
Title: Authorized Signatory
New Frontier Investment Management IV Limited
By: /s/ Carl Wu
Name: Carl Wu
Title: Authorized Signatory

Kam Chung Leung
/s/ Kam Chung Leung
Carl Wu
/s/ Carl Wu
Ying Zeng
/s/ Ying Zeng
Carnival Investments Limited
By: /s/ Kam Chung Leung
Name: Kam Chung Leung
Title: Director
Max Rising International Limited
By: /s/ Carl Wu
Name: Carl Wu
Title: Authorized Signatory
Vivo Capital Fund IX (Cayman), L.P.
By: /s/ Frank Kung
Name: Frank Kung
Title: Managing Member of Vivo Capital IX (Cayman), LLC, General Partner

Vivo Capital IX (Cayman), LLC
By: /s/ Frank Kung
Name: Frank Kung
Title: Managing Member of Vivo Capital IX (Cayman), LLC, General Partner
Calcite Gem Investments Group Ltd
By: /s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Director
WARBURG PINCUS (CALLISTO) GLOBAL GROWTH (CAYMAN), L.P.
By: Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner
By: Warburg Pincus (Cayman) Global Growth GP LLC, its general partner
By: Warburg Pincus Partners II (Cayman), L.P., its managing member
By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner
By: /s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory
WARBURG PINCUS (EUROPA) GLOBAL GROWTH (CAYMAN), L.P.
By: Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner
By: Warburg Pincus (Cayman) Global Growth GP LLC, its general partner

By: Warburg Pincus Partners II (Cayman), L.P., its managing member
By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner
By: /s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory
WARBURG PINCUS GLOBAL GROWTH-B (CAYMAN), L.P.
By: Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner
By: Warburg Pincus (Cayman) Global Growth GP LLC, its general partner
By: Warburg Pincus Partners II (Cayman), L.P., its managing member
By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner
By: /s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory
WARBURG PINCUS GLOBAL GROWTH-E (CAYMAN), L.P.
By: Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner
By: Warburg Pincus (Cayman) Global Growth GP LLC, its general partner
By: Warburg Pincus Partners II (Cayman), L.P., its managing member
By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner
By: /s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

WARBURG PINCUS GLOBAL GROWTH PARTNERS (CAYMAN), L.P.
By: Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner
By: Warburg Pincus (Cayman) Global Growth GP LLC, its general partner
By: Warburg Pincus Partners II (Cayman), L.P., its managing member
By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner
By: /s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Aurthorised Signatory
WP GLOBAL GROWTH PARTNERS (CAYMAN), L.P.
By: Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner
By: Warburg Pincus (Cayman) Global Growth GP LLC, its general partner
By: Warburg Pincus Partners II (Cayman), L.P., its managing member
By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner
By: /s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Aurthorised Signatory
WARBURG PINCUS CHINA-SOUTHEAST ASIA II (CAYMAN), L.P.
By: Warburg Pincus (Cayman) China-Southeast Asia II GP, L.P., its general partner

By: Warburg Pincus (Cayman) China-Southeast Asia II GP LLC, its general partner
By: Warburg Pincus Partners II (Cayman), L.P., its managing member
By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner
By: /s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory
WARBURG PINCUS CHINA-SOUTHEAST ASIA II-E (CAYMAN), L.P.
By: Warburg Pincus (Cayman) China-Southeast Asia II GP, L.P., its general partner
By: Warburg Pincus (Cayman) China-Southeast Asia II GP LLC, its general partner
By: Warburg Pincus Partners II (Cayman), L.P., its managing member
By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner
By: /s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory
WP CHINA-SOUTHEAST ASIA II PARTNERS (CAYMAN), L.P.
By: Warburg Pincus (Cayman) China-Southeast Asia II GP, L.P., its general partner
By: Warburg Pincus (Cayman) China-Southeast Asia II GP LLC, its general partner
By: Warburg Pincus Partners II (Cayman), L.P., its managing member

By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner
By: /s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory
WARBURG PINCUS CHINA-SOUTHEAST ASIA II PARTNERS, L.P.
By: Warburg Pincus (Cayman) China-Southeast Asia II GP, L.P., its general partner
By: Warburg Pincus (Cayman) China-Southeast Asia II GP LLC, its general partner
By: Warburg Pincus Partners II (Cayman), L.P., its managing member
By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner
By: /s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory
WSCP VIII EMP Onshore Investments, L.P.
By: WSCP VIII ESC ADVISORS, L.L.C., its General Partner
By: /s/ Carey Ziegler
Name: Carey Ziegler
Title: Vice President
WSCP VIII EMP Offshore Investments, L.P.
By: WSCP VIII ESC ADVISORS, L.L.C., its General Partner
By: /s/ Carey Ziegler
Name: Carey Ziegler
Title: Vice President

West Street Capital Partners VIII, L.P.
By: Goldman Sachs & Co. LLC, Attorney-in-Fact
By: /s/ Carey Ziegler
Name: Carey Ziegler
Title: Managing Director
West Street Capital Partners VIII — Parallel, L.P.
By: Goldman Sachs & Co. LLC, Attorney-in-Fact
By: /s/ Carey Ziegler
Name: Carey Ziegler
Title: Managing Director
WSCP VIII Offshore Investments, SLP
By: Goldman Sachs & Co. LLC, Attorney-in-Fact
By: /s/ Carey Ziegler
Name: Carey Ziegler
Title: Managing Director
Goldman Sachs Asia Strategic II Pte. Ltd.
By: /s/ Tan Ching Chek
Name: Tan Ching Chek
Title: Director
West Street Private Markets 2021, L.P.
By: Goldman Sachs & Co. LLC, its Investment Manager
By: /s/ Carey Ziegler
Name: Carey Ziegler
Title: Managing Director

Fosun Industrial Co., Limited
By: /s/ Xiaohui Guan
Name: Xiaohui Guan
Title: Director
Shanghai Fosun Pharmaceutical (Group) Co., Ltd.
By: /s/ Xiaohui Guan
Name: Xiaohui Guan
Title: Executive Director, Co-Chairman
Advance Data Services Limited
By: /s/ Ma Huateng
Name: Ma Huateng
Title: Director
Ma Huateng
/s/ Ma Huateng
Aspex Master Fund
By: /s/ Li, Ho Kei
Name: Li, Ho Kei
Title: Director
AMF-7 Holdings Limited
By: /s/ Li, Ho Kei
Name: Li, Ho Kei
Title: Director

Aspex Management (HK) Limited
By: /s/ Li, Ho Kei
Name: Li, Ho Kei
Title: Director
Ho Kei Li
/s/ Ho Kei Li
Roberta Lipson
/s/ Roberta Lipson
Benjamin Lipson Plafker Trust
By: /s/ Roberta Lipson
Name: Roberta Lipson
Title: Trustee
Daniel Lipson Plafker Trust
By: /s/ Roberta Lipson
Name: Roberta Lipson
Title: Trustee
Jonathan Lipson Plafker Trust
By: /s/ Roberta Lipson
Name: Roberta Lipson
Title: Trustee

Ariel Benjamin Lee Trust
By: /s/ Roberta Lipson
Name: Roberta Lipson
Title: Trustee
Lipson 2021 GRAT
By: /s/ Roberta Lipson
Name: Roberta Lipson
Title: Trustee
Yi Fang Da Sirius Inv. Limited
By: /s/ Shi Feng
Name: Shi Feng
Title: Authorized Signatory
By: /s/ Ho Kwok Wah
Name: Ho Kwok Wah
Title: Authorized Signatory
Zhong Yang Securities Limited
By: /s/ Yang Junli
Name: Yang Junli
Title: Director
E Fund Management (Hong Kong) Co., Limited
By: /s/ Shi Feng
Name: Shi Feng
Title: Authorized Signatory

By: /s/ Ho Kwok Wah
Name: Ho Kwok Wah
Title: Authorized Signatory
Gaorong Partners Fund V, L.P.
By: /s/ Peter Wong
Name: Peter Wong
Title: Authorized Signatory
Gaorong Partners Fund V-A, L.P.
By: /s/ Peter Wong
Name: Peter Wong
Title: Authorized Signatory
Gaorong Partners V Ltd.
By: /s/ Peter Wong
Name: Peter Wong
Title: Authorized Signatory
Smart Scene Investment Limited
By: /s/ Lui Kon Wai
Name: Lui Kon Wai
Title: Director
Rosy Step Holdings Limited
By: /s/ Lui Kon Wai
Name: Lui Kon Wai
Title: Director

Hysan Development Company Limited
By: /s/ Hao Shu Yan
Name: Hao Shu Yan
Title: Company Secretary
LY Holding Co., Limited
By: /s/ Ng Ka Lam
Name: Ng Ka Lam
Title: Director
NF SPAC Holding Limited
By: /s/ Chun Wai Nelson Tang
Name: Chun Wai Nelson Tang
Title: Director
Sun Hing Associates Limited
By: /s/ Chun Wai Nelson Tang
Name: Chun Wai Nelson Tang
Title: Director
Nan Fung Group Holdings Limited
By: /s/ Chun Wai Nelson Tang
Name: Chun Wai Nelson Tang
Title: Director

Pioneer Link Investments Limited
By: /s/ Chun Wai Nelson Tang
Name: Chun Wai Nelson Tang
Title: Director
Nan Fung Life Sciences Holdings Limited
By: /s/ Chun Wai Nelson Tang
Name: Chun Wai Nelson Tang
Title: Director
NF Investment Holdings Limited
By: /s/ Chun Wai Nelson Tang
Name: Chun Wai Nelson Tang
Title: Director
NewQuest Asia Fund IV (Singapore) Pte. Ltd.
By: /s/ Darren Charles Massara
Name: Darren Charles Massara
Title: Director
Pleiad Asia Master Fund
By: /s/ Marc Towers
Name: Marc Towers
Title: Director
Pleiad Asia Equity Master Fund
By: /s/ Marc Towers
Name: Marc Towers
Title: Director

Pleiad Investment Advisors Limited
By: /s/ Masaki Taniguchi
Name: Masaki Taniguchi
Title: Director
PSSF Unicorn II Ltd
By: /s/ Natalie Medlicott
Name: Natalie Medlicott
Title: Director
PSSF Unicorn I Ltd
By: /s/ Natalie Medlicott
Name: Natalie Medlicott
Title: Director
Proprium Real Estate Special Situations Fund, LP
By: /s/ Natalie Medlicott
Name: Natalie Medlicott
Title: Vice President of General Partner of General Partner
Proprium Real Estate Special Situations Fund GP, LP
By: /s/ Natalie Medlicott
Name: Natalie Medlicott
Title: Vice President of General Partner

Proprium Real Estate Special Situations Fund GP, Ltd
By: /s/ Natalie Medlicot
Name: Natalie Medlicott
Title: Vice President
Proprium Capital Partners, L.P.
By: /s/ Natalie Medlicot
Name: Natalie Medlicott
Title: Vice President
Brave Peak Limited
By: /s/ Hui Mei Mei, Carol
Name: Hui Mei Mei, Carol
Title: Director
Cherish Navigation Limited
By: /s/ Hui Mei Mei, Carol
Name: Hui Mei Mei, Carol
Title: Authorised Signatory
Shimao Group Holdings Limited
By: /s/ Hui Mei Mei, Carol
Name: Hui Mei Mei, Carol
Title: Authorised Signatory
Smart Will Investments Limited
By: /s/ Chan Wai Kan
Name: Chan Wai Kan
Title: Director

MY Asian Opportunities Master Fund, L.P.
Acting through MY Asian Opportunities GP Limited, the General Partner
By: /s/ Kevin Carr
Name: Kevin Carr
Title: Chief Operating Officer/Director
MY.Alpha Management HK Advisors Limited
By: /s/ Kevin Carr
Name: Kevin Carr
Title: Chief Operating Officer/Director
Masahiko Yamaguchi
/s/ Masahiko Yamaguchi
Yunqi China Special Investment A
By: /s/ Wang Christopher Min Fang
Name: Wang Christopher Min Fang
Title: Director
Yunqi Capital Limited
By: /s/ Wang Christopher Min Fang
Name: Wang Christopher Min Fang
Title: Director

HS Group Master Fund II Ltd.
By: /s/ Michael Garrow
Name: Michael Garrow
Title: Director
Yunqi Capital Cayman Limited
By: /s/ Wang Christopher Min Fang
Name: Wang Christopher Min Fang
Title: Director
HS Group (Hong Kong) Limited
By: /s/ Johannes Kaps
Name: Johannes Kaps
Title: Director, Chief Executive Officer
Star Advantage Global Limited
By: /s/ Han Min
Name: Han Min
Title: Director
Han Min
/s/ Han Min
Golden Majestic Investments Limited
By: /s/ Luo Xiaohong
Name: Luo Xiaohong
Title: Director
Luo Xiaohong
/s/ Luo Xiaohong

Apex Strategic Ventures Limited
By: /s/ Jin Yuanying
Name: Jin Yuanying
Title: Authorised Signer
Shi Yufeng
/s/ Shi Yufeng
Junson Development International Limited
By: /s/ Kui Cai
Name: Kui Cai
Title: Director
Silverland Assets Limited
By: HSBC Trustee (Hong Kong) Limited, its sole member
By: /s/ Jamie Chi Wai SIU; /s/ Cherrie Kam Chi YEUNG
Name: Jamie Chi Wai SIU; Cherrie Kam Chi YEUNG
Title: Authorised Signatories
The Cai Family Trust
By: HSBC Trustee (Hong Kong) Limited, its trustee
By: /s/ Jamie Chi Wai SIU; /s/ Cherrie Kam Chi YEUNG
Name: Jamie Chi Wai SIU; Cherrie Kam Chi YEUNG
Title: Authorised Signatories
Kui Cai
/s/ Kui Cai